Exhibit 23.4

Spinnaker Life Sciences Strategy Consulting LLC

200 Southdale Center

Edina, MN 55435

May 20, 2026

To Whom it May Concern,

This letter shall serve as confirmation that our firm was hired by Devonian Health Group to conduct market research during December 2024 and January 2025. Furthermore, we provide consent for Devonian Health Group to use the information obtained during that market research in filings with the SEC and that those filings may be made public.

Any questions regarding this letter can be directed to Jeremy Cohen at jcohen@spinnakerls.com.

Regards,

Jeremy Cohen